File No. 70-09705

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 3
First Post effective Amendment
FORM U-1

APPLICATION

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

DTE Energy Company
2000 2nd Avenue
Detroit, Michigan 48226-1279

(Name of company filing this statement and address of
principal executive offices)

None

(Name of top registered holding company parent of each applicant or declarant)

Susan M. Beale	Robert P. Edwards

DTE Energy Company	Clifford S. Sikora

2000 2nd Avenue	R. Michael Sweeney, Jr.

Detroit, Michigan 48226-1279	Troutman Sanders, LLP

(313) 235-4000	1300 I Street, N.W.

(313) 235-7098 (facsimile)	Suite 500 East

Washington, D.C. 20005-3314

(202) 274-2950

(202) 274-2994 (facsimile)

(Names and addresses of agents for service)

      Applicant DTE Energy Company (“DTE Energy”) files this first post-effective amendment solely to request authorization through September 1, 2001, to carry out the transactions authorized in Holding Company Act Release No. 27229 (September 13, 2000), and therefore amends the Application in this file, as previously amended, solely by adding at the conclusion of Item 5, Procedure, the following sentence:

      “In order to allow for transactional and documentation contingencies and delays that would make it impracticable to complete the transactional steps authorized herein as promptly as anticipated or at substantially the same time, DTE Energy requests that it be authorized through September 1, 2001, to complete the transactions described herein.”

      In support of the foregoing amendment, Applicant states that unanticipated complexities pertaining to the due diligence associated with the transaction authorized by this Application prevented completion of the transaction within sixty (60) days. Applicant further states that no change in the substance of the Application is either requested or required in order to complete the transaction described in the Application, including, without limitation, Item 2, Fees, Commissions, and Expenses.

SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Post-Effective Amendment to be signed on its behalf by its undersigned authorized corporate officer.

Dated: May 4, 2001

DTE ENERGY COMPANY

By:	/s/ N.A. Khouri

N.A. Khouri
Vice President and Treasurer
DTE Energy Company

2